Exhibit 99.3
CONSENT OF EXPERT
FILED BY EDGAR

March    30 , 2016

United States Securities and Exchange Commission

Re: Entrée Gold Inc. – Form 20-F

We refer to the report entitled, "Lookout Hill Feasibility Study Update" with an effective date of March 29, 2016 (the "Report"), portions of which are summarized (the "Summary Material") in the Annual Report on Form 20-F for the year ended December 31, 2015 (the "Form 20-F") of Entrée Gold Inc. (the "Company").

We hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to our name as set forth above in the Form 20-F.
Yours truly,
OreWin Pty Ltd.

/s/ Bernard Peters
Name: Bernard Peters
Title: Technical Director – Mining